EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of SMTC Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-44250) on Form S-8, the registration statement (N0. 333-33208) on Form S-3, and the registration statement (No. 333-116986) on Form S-3 of SMTC Corporation of our report dated April 15, 2005, with respect to the consolidated balance sheets of SMTC Corporation as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2004 annual report on Form 10-K of SMTC Corporation.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

April 15, 2005